14046501

*RW 3/17/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51430

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Klein Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

640 Fifth Avenue (12th Floor)
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George R. Schinkel 212-409-2412
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

10 Melville Park Road (Address) Melville (City) NY (State) 11747 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP 3/14/14

OATH OR AFFIRMATION

I, George R. Schinkel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Klein Group, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NATALIE ANTOINETTE
NOTARY PUBLIC-STATE OF NEW YORK
No. 01AN6240274
Qualified In New York County
My Commission Expires May 02, 2015

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARDEN SECURITIES LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

THE KLEIN GROUP, LLC

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Member of
The Klein Group, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of The Klein Group, LLC (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

MARCUMGROUP
MEMBER

Marcum LLP ▪ 10 Melville Park Road ▪ Melville, New York 11747 ▪ **Phone** 631 414.4000 ▪ **Fax** 631.414.4001 ▪ **marcumllp.com**

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The Klein Group, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

Melville, NY
February 24, 2014

THE KLEIN GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

Assets		
Current Assets		
Cash and cash equivalents	$ 3,506,608	
Restricted cash	965,533	
Accounts receivable	53,037	
Prepaid expenses	105,714	
Total Current Assets		$ 4,630,892
Property and equipment, net		399,507
Total Assets		$ 5,030,399
Liabilities and Member's Equity		
Current Liabilities		
Accrued expenses and other liabilities	$ 213,061	
Due from member	533,000	
Accrued bonus	2,000,000	
Total Current Liabilities		$ 2,746,061
Commitments and Contingencies		
Member's Equity		2,284,338
Total Liabilities and Member's Equity		$ 5,030,399

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

The Klein Group, LLC (the "Company") was formed in September 1998 under the laws of the State of Florida as Capitalink L.L.C. On April 20, 2010, in connection with a Membership Interest Purchase Agreement, M. Klein and Company, LLC ("M. Klein LLC") purchased 100% of the Company's interest. The Company changed its name to The Klein Group, LLC on April 29, 2010. The Company's registration as a broker-dealer with the Securities and Exchange Commission ("SEC") became effective on March 11, 1999 (effective registration as a broker-dealer). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business consists of providing advisory services to its clients.

As provided for in the Company's limited liability agreement (the "LLC Agreement"), the Company will continue indefinitely unless terminated sooner pursuant to certain events as defined in the LLC Agreement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

SUBSEQUENT EVENTS

The Company evaluates events that occurred after the balance sheet date but before financial statements are issued. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements.

CASH AND CASH EQUIVALENTS

The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash with major financial institutions. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limits.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RESTRICTED CASH

Restricted cash represents cash in which the Company is required to maintain in money market accounts as collateral for a corporate credit card and security for a lease of office space.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments are capitalized. When property and equipment are sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income. Art is carried at historical cost. Depreciation is not required to be provided on art that has an indefinite life and there is no expected reduction in value with the passage of time; however, the carrying amount of the art will be reviewed when there is evidence of impairment.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization are provided for by .the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the term of the related lease or the estimated useful lives of the assets.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company evaluates the recoverability of its long-lived assets in accordance with generally accepted accounting principles to determine the accounting for the impairment or disposal of long-lived assets. When events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the Company recognizes such impairment in the event the net book value of such assets exceeds the future net cash flows expected to be generated by the assets. There was no impairment of long-lived assets at December 31, 2013.

GOVERNMENT AND OTHER REGULATION

The Company is subject to regulation by, among others the SEC and FINRA. Such regulation includes, among other things, periodic examination by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company is treated as a disregarded entity for income and unincorporated business tax purposes as it files consolidated tax returns with its sole member, M. Klein LLC. M. Klein LLC is treated as a partnership for income tax purposes and accordingly, is not subject to Federal and State income taxes in any jurisdiction. Each member of M. Klein LLC is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. The Company is subject to New York City Unincorporated Business Tax ("UBT"). During the year ended December 31, 2013, the Company's share of the consolidated groups UBT was $893,000. The Company's representative share of UBT has been recorded as income tax expense. Payments made by M. Klein LLC related to the Company's representative share of UBT is included in Due to member on the statement of financial condition. The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income tax expense. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, Federal, State and Local authorities may examine the Company's tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2013. The tax years subject to examination are 2010 to 2012.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts reflects management's best estimates of probable losses inherent in the account receivable balance. Management determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. At December 31, 2013, an allowance for doubtful accounts is not provided since in the opinion of management, all accounts are deemed collectible.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company shared office and occupancy expenses with M. Klein Associates, LLC ("Klein Associates") an entity under common indirect ownership through April of 2013. The Company shared resources with Klein Associates and recognizes its share of such expenses as defined in an expense sharing agreement (the "Intercompany Agreement") between the Company and Klein Associates. In accordance with the Intercompany Agreement, dated January 1, 2012, Klein Associates reimbursed the Company for 25% of rent and professional liability insurance. During the year ended December 31, 2013, the Company paid approximately $62,058 related to the Intercompany Agreement and was reimbursed approximately $15,515 by Klein Associates. Klein Associates also reimbursed the Company $87,500 for professional liability insurance policy. Effective June 1, 2013, the Intercompany Agreement was cancelled.

The Company rented office space on a month to month basis from MK Capital Advisors, LLC, a related party. MK Capital Advisors, LLC is 50% owned by Mark Klein, the Company's managing member. During the year ended December 31, 2013, the Company paid approximately $15,000 related to this lease. The Company vacated the space as of June 1, 2013.

The Company provided advisory services to a customer in which a member of M. Klein, LLC, has an ownership interest. The Company received $50,000 for these services.

The Company is subject to New York City Unincorporated Business Tax ("UBT"). During the year ended December 31, 2013, the Company's share of the consolidated groups UBT was $893,000. The Company's representative share of UBT has been recorded in the accompanying statement of financial condition as due to member and statement of income as income tax expense. During the year ended December 31, 2013 $360,000 of estimated UBT payments were made by the Company on behalf of M. Klein LLC and are included in due to member on the statement of financial condition. Due to member totaled $533,000 as of December 31, 2013.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2013:

	Amount	Estimated Useful Lives
Leasehold improvements	$224,661	Term of Lease
Furniture and fixtures	189,749	7 Years
Computer equipment	30,278	5 Years
Art	23,650	
	468,338	
Less: accumulated depreciation and amortization	(68,831)	
Property and Equipment, Net	$399,507	

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company leases office space under an operating lease agreement from a non-related third party that expires on June 14, 2015. The operating lease calls for monthly rent payments of $56,470. Rent expenses for the office space aggregated approximately $385,877 for the year ended December 31, 2013.

Future minimum annual rent commitments are as follows:

For the Year Ending December 31,	Amount
2014	$677,638
2015	310,584
Total	$988,222

LETTERS OF CREDIT

The Company has approximately $765,000 (which represents 102% of security deposit for the operating lease) in standby letters of credit as of December 31, 2013, which expire on July, 2015.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2013, the Company had net capital of $760,547, which was $77,476 in excess of its required net capital of $183,071. The Company had aggregate indebtedness of $2,746,061 at December 31, 2013.

THE KLEIN GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013